
November 6, 2013

Mr. Garth McIntosh
Chief Executive Officer
Canwealth Minerals Corporation
1376 Perrot Boulevard
Ile Perrot
Quebec, Canada J7V 7P2

> **Re:**   **Canwealth Minerals Corporation**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed September 19, 2013**
> **File No. 333-189845**

Dear Mr. McIntosh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of our Properties, page 16

1. We note the new disclosure, in the first paragraph on page 17, that your will only be able to mine sand and gravel from one of your seven properties and therefore you do not expect to renew your mining claims relating to that property. Please revise your disclosure in the summary and elsewhere to lower the number of properties (from seven to six) and the number of claims that you intend to mine for minerals (from 164) to reflect this.

2. We note your response to comment 11 from our letter dated October 4th, 2013. Please forward to our engineer, as supplemental information and not as part of your filing, the results of any preliminary surface sampling performed on your property. In this regard we note your disclosure referencing gold, silver, copper, rare earths, and other minerals throughout your disclosure. If possible please provide this information on a CD, formatted as Adobe PDF files. If you wish to have this supplemental material returned, you should make

a written request with the letter of transmittal and indicate whether you believe that you meet the criteria outlined in Rule 12b-4 of Regulation 12B.

Executive Officers and Directors, page 31

3. We acknowledge your response to comment 15 of our letter to you dated October 3, 2013. We note that Mr. McIntosh serves as your Principal Financial Officer and Principal Accounting Officer. As required by Item 401(a) disclose the period during which Mr. McIntosh has served in those positions. As required by Item 401(e) please disclose whether or not he has any experience as a Principal Financial Officer and Principal Accounting Officer in a public company and his expertise in finance and accounting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Christina Harley at (202) 551-3695 or Gustavo A. Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. If you have questions regarding comment 2, please contact John Coleman, Mining Engineer at (202) 551-3610. Please contact Jonathan E. Gottlieb at (202) 551-3416 or Mark S. Webb, Legal Branch Chief at (202) 551-3698 with any other questions.

                                        Sincerely,

                                        /s/Mark S. Webb

                                        Mark S. Webb
                                        Legal Branch Chief